Filed pursuant to Rule 424(b)(7)
Registration No. 333-180580

Supplement No. 1 to Prospectus Dated April 10, 2012

RRsat Global Communications Network Ltd.

12,355,040 ordinary shares

This Supplement No. 1 modifies and supersedes certain information contained in the prospectus dated April 10, 2012 of RRsat Global Communications Network Ltd., which is part of a Registration Statement on Form F-3 (File No. 333-180580) filed with the Securities and Exchange Commission relating to the offer and sale of ordinary shares by the selling shareholders named in the prospectus.

We will not receive any proceeds from the sale of ordinary shares being sold by the selling shareholders.

This Supplement No. 1 should be read in conjunction with that prospectus, including any prospectus supplements thereto and all information incorporated by reference therein, and this Supplement No. 1 is qualified by reference to the prospectus, any other prospectus supplement thereto and such incorporated information, except to the extent that the information provided by this Supplement No. 1 modifies and supersedes the information in the prospectus or any other prospectus supplement.  This Supplement No. 1 is not complete without, and may not be delivered or utilized except in conjunction with, the prospectus dated April 10, 2012 with respect to the ordinary shares described in the prospectus, including any amendments or supplements thereto.

Investing in our ordinary shares involves a high degree of risk.  You should carefully consider the risks described under “Risk Factors” in Item 3D of our most recent Annual Report on Form 20-F filed on March 11, 2013 (which document is incorporated by reference herein), as well as the other information contained or incorporated by reference in the prospectus or in any supplement thereto before making a decision to invest in our ordinary shares.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The Date of this Supplement No. 1 is November 20, 2013

This Supplement No. 1 is being provided for the sole purpose of amending and restating the information about the selling shareholders that appears under the heading “Selling Shareholders” in the prospectus.  Such section of the prospectus is amended and restated in full as set forth below.

SELLING SHAREHOLDERS

Each of the selling shareholders, or their respective transferees, pledgees, donees or their successors, may resell, from time to time, all, some or none of the ordinary shares covered by this prospectus, as provided in the prospectus under the section entitled “Offer Statistics, Expected Time Table and Plan of Distribution” and in any applicable prospectus supplement.  However, we do not know when or in what amount the selling shareholders may offer their shares for sale under this prospectus, if any.

The following table, which was prepared based on information publicly filed or supplied to us by the selling shareholders, sets forth, with respect to each selling shareholder, the name of the selling shareholder, the number of shares beneficially owned by the selling shareholder and the number of shares to be offered by the selling shareholder pursuant to this prospectus.  The information in this table is based on 17,346,561 ordinary shares outstanding as of November 1, 2013.  In computing the number of ordinary shares beneficially owned by a selling shareholder and the percentage ownership of that selling shareholder, we deemed as outstanding ordinary shares that such selling shareholder has a right to acquire within 60 days of November 1, 2013.  We did not deem these ordinary shares outstanding, however, for the purpose of computing the percentage ownership of any other selling shareholder.

Name of selling shareholder	Number of ordinary shares Beneficially Owned Prior to Offering	Percentage of ordinary shares Beneficially Owned Prior to Offering	Number of ordinary shares Offered Pursuant to this Prospectus	Number of ordinary shares Beneficially Owned After Offering	Percentage of ordinary shares Beneficially Owned After Offering
Del-Ta Engineering Equipment Ltd. (2)	6,640,367	38.28%	6,085,800	554,567	3.20%
Viola A.V. RRsat, Limited Partnership (3)	3,816,243	22.00%	3,816,243	0	0
Kardan Communications Ltd. (4)	1,978,547	11.41%	1,978,547	0	0
David Rivel (5)	821,381	4.74%	821,381	0	0
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(1)	The number of outstanding ordinary shares is based on the ordinary shares outstanding as of November 1, 2013.

(2)
Based on Schedule 13D/A filed with the Securities and Exchange Commission on September 25, 2013 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. (“Del-Ta Engineering”) is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 40900.  Del-Ta Engineering is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd. (“Rapac”).  Based on information provided to us by Del-Ta Engineering, as of November 1, 2013, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Rapac representing approximately 56.38% of the voting power and share capital of Rapac.  Based on information provided to us by Del-Ta Engineering, as of November 1, 2013, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 87.15% of the voting power and share capital of Inter-Gamma Investment Company Ltd.  Del-Ta Engineering directly holds 6,139,300 Ordinary Shares.  InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering, directly holds 501,067 Ordinary Shares.  Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(3)
Based on Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on September 18, 2013 and on other information provided to us.  Includes 346,931 Ordinary Shares that may be purchased from Kardan Communications Ltd. pursuant to the terms of put and call options whose terms are described in the forgoing amended Schedule 13D. The address of Viola A.V. RRsat, Limited Partnership is 12 Abba Eban Avenue, Herzliya Pituach 4672530, Israel.  Viola P.E. GP Ltd. serves as the general partner of Viola A.V. RRsat, Limited Partnership and possesses voting and investment authority with respect to the Ordinary Shares held thereby.  Mr. Harel Beit-On is the sole director of Viola P.E. GP Ltd.  The holdings of equity interests of Viola P.E. GP Ltd. by Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi constitute, directly or indirectly, a majority of the issued and outstanding share capital of Viola P.E. GP Ltd., in the aggregate, and provide them with ultimate voting and investment authority with respect to the Ordinary Shares directly held by Viola A.V. RRsat, Limited Partnership.  In addition, Viola A.V. RRsat, Limited Partnership has voting rights over an additional (i) 1,978,547 ordinary shares held by Kardan Communications Ltd.  pursuant to that certain Shareholders Agreement, dated April 4, 2013, by and between Viola A.V. RRsat, Limited Partnership and Kardan Communications Ltd.; and (ii) 821,381 ordinary shares held by Mr. David Rivel pursuant to that certain Shareholders Agreement, dated April 4, 2013, by and between Viola A.V. RRsat, Limited Partnership and Mr. David Rivel.

(4)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2013 and on other information provided to us.  The address of Kardan Communications Ltd. (“Kardan Communications”) is 154 Menachem Begin Road Tel Aviv 64921, Israel.  Kardan Israel Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications.  As of November 1, 2013, Kardan Yazamut (2011) Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73.67% of the voting power of Kardan Israel Ltd.

(5)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on May 20, 2013 and on other information provided to us.

Certain Relationships – Selling Shareholders

Directors and Observers – Del-Ta Engineering

•
Alexander Milner, a member of our board of directors since January 2012, and a prior member of our board of directors from December 2006 until April 2011, is the Chairman of Rapac, the Managing Director of O.R.T. Technologies Ltd., and the Chairman of Orpak Systems Ltd. and Transway Ltd., affiliate companies of the selling shareholder, Del-Ta Engineering.

•
Ron Oren, a member of our board of directors since March 2006, is the Chief Executive Officer and President of Rapac, and a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Del-Ta Engineering, Orpak Systems Ltd. and O.R.T. Technologies Ltd.  Mr. Oren is also the son of Mr. Tanhum Oren who indirectly controls Del-Ta Engineering, as described in footnote (2) to selling shareholder table above.

•
Yigal Berman, an observer to our board of directors from October 2007, is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., and serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac, Orpak Systems Ltd. and O.R.T. Technologies Ltd., affiliate companies of Del-Ta Engineering. Mr. Berman also served as our director from June 1993 through October 2007.

•
Gilad Ramot, a former director and Chief Executive Officer of Del-Ta Engineering, served as a member of our board of directors from April 2001 until January 2012, and as Chairman of our board of directors from April 2001 until May 2011.

Directors– Viola

•
Harel Beit-On, a candidate for election as a member of our board of directors at our annual general shareholders meeting scheduled for December 2013, is a General Partner of Viola Private Equity.  Mr. Beit-On currently serves as an alternate director on our board of directors since September 2013.

•	Sami Totah, a candidate for election as a member of our board of directors at our annual general shareholders meeting scheduled for December 2013, is a General Partner of Viola Private Equity.

Directors and Observers – Kardan Communications

•
Amit Ben-Yehuda, a member of our board of directors since March 2004, is Chief Executive Officer and a director of Kardan Communications and Chief Executive Officer and a director of Kardan Technologies Ltd.

•	Yosi Shahror, a member of our board of directors since March 2012, is the Chief Financial Officer of Kardan Communications Ltd. and Kardan Technologies Ltd.

•
Eytan Rechter, an observer to our board of directors since June 2011, is the Chief Executive Officer and a member of the Board of Directors of Kardan Israel Ltd., a member of the controlling shareholders group of Kardan N.V. and a member of the controlling shareholders group, Chief Executive Officer and Director of Kardan Yazamut (2011) Ltd.  Mr. Rechter also serves as chairman of the board of directors of several subsidiaries of Kardan Israel Ltd.

•	Dan Levinson, a former Business Development Manager of Kardan Communications, served as a member of our board of directors from July 2008 until January 2012.

Director– David Rivel

•	David Rivel, a member of our board of directors since incorporation, is our founder and served as our Chief Executive Officer from 1991 through June 2012.

Share Purchase Agreements

On May 7, 2013, Viola P.E. GP Ltd. (“Viola”) consummated the acquisition of 1,214,259 ordinary shares from David Rivel pursuant to a share purchase agreement entered into between the parties on April 4, 2013.  On September 10, 2013, Viola consummated the acquisition of 2,255,053 ordinary shares from Kardan Communications pursuant to a share purchase agreement entered into between the parties on April 4, 2013, and pursuant to such agreement, Viola may acquire from Kardan Communications an additional 346,931 ordinary shares, under the terms of the put and call options included therein.

Shareholders Agreements

Del-Ta-Viola Shareholders Agreement.  On April 17, 2013, Del-Ta Engineering and Viola entered into a shareholders agreement relating to their holdings in RRsat.  The agreement was entered into in connection with the purchase by Viola of ordinary shares from Kardan Communications and David Rivel, as described above under the heading “Share Purchase Agreements”.  The key terms of the agreement are as follows:

RRsat Shareholders Meeting – Each of the parties agreed to cause RRsat to call a general meeting of shareholders as soon as possible after the consummation of the sale of ordinary shares by Kardan Communications to Viola, for the purpose of:

1.
amending RRsat’s Articles of Association (i) to increase the size of RRsat’s board of directors and provide that members of RRsat’s board of directors shall be elected, replaced and removed by a simple majority vote and (ii) to require a threshold quorum of 70% of RRsat’s directors and a supermajority of more than 70% of the voting directors for approving the following specified matters:

a.	material changes in the nature of RRsat’s business;

b.	the issuance of RRsat securities constituting more than 25% of RRsat’s outstanding share capital (on a fully diluted basis) in the aggregate within any period of 24 months;

c.	the appointment and removal of RRsat’s chief executive officer, and amendment of his/her employment terms;

d.	an acquisition or investment by RRsat in excess of $30 million; and

e.	a change to RRsat’s dividend policy or the declaration of a dividend inconsistent with the dividend policy then in effect; and

2.
replacing all the serving members of RRsat’s board of directors in accordance with the nominee designation process agreed upon between Del-Ta Engineering and Viola, as described below (other than the two outside directors within the meaning of Israel’s Companies Law, 5759-1999, and a third unaffiliated director).

An annual general meeting of our shareholders is scheduled for December 23, 2013, at which meeting our shareholders are scheduled to vote, among other things, on the amendment of our Articles of Association as set forth above and on the election of directors as described above.

RRsat Board Designation – The parties agreed that each shareholder shall designate four directors to RRsat’s board of directors and one outside director, and jointly agree on the identity of a third unaffiliated director, and vote their ordinary shares (including ordinary shares for which each party holds voting power) in favor of such designated nominees.  The right of a shareholder to designate directors shall be reduced from four directors to two directors if such shareholder holds voting power for less than 3,469,312 ordinary shares and more than 1,734,656 ordinary shares.  In addition, the parties agreed that effective upon the consummation of the sale of ordinary shares by Mr. David Rivel to Viola, the parties shall take all action necessary to ensure that at least one designee of Viola is appointed a director of RRsat.

Appointment of Chairman – The parties agreed that the Chairman of RRsat’s board of directors will be elected out of the designated directors of the party holding a greater portion of RRsat’s voting power, subject to the prior written consent of the other party.  Currently, Del-Ta Engineering holds the largest voting power in RRsat, and therefore has the right to designate the Chairman of RRsat’s board of directors.  Viola shall obtain such appointment right if its voting power of RRsat exceeds Del-Ta Engineering’s voting power by at least 4%.

Dividend Policy – The parties agreed that, subject to discretion of RRsat’s board of directors from time to time and to the extent permitted by applicable law, RRsat shall distribute to its shareholders, after the end of each calendar quarter 50% of the net income recorded in RRsat’s quarterly financial statements for such preceding quarter.

Allocation of Sales under Rule 144 and Registration Rights – The parties agreed on a mechanism for allocating the amount of ordinary shares permitted to be sold under the safe harbor of Rule 144 under the Securities Act of 1933, as amended, and that the registration statement on Form F-3 of which the prospectus forms a part, shall be supplemented to include Viola as a selling shareholder with respect to all ordinary shares purchased from Mr. David Rivel and Kardan Communications, including in any new registration statement that replaces or succeeds the existing registration statement on Form F-3of which the prospectus forms a part.

Participation in Purchases – Each party shall have the right to participate in 50% of any future purchase of ordinary shares by the other party, other than purchases (i) in connection with the purchase from Kardan Communications and David Rivel SPA (including any option rights thereunder or pursuant to exercise of its rights under the shareholders agreements with David Rivel and Kardan Communications), (ii) from specified permitted transferees or (iii) limited purchases of ordinary shares on the market up to 4% of RRsat’s issued and outstanding share capital in the aggregate within any period of 12 months.

Term and Termination – Each party may terminate the agreement when the other party holds in the aggregate less than 10% of the voting power of RRsat.

Del-Ta-Rivel Shareholders Agreement.  Del-Ta Engineering and David Rivel entered into a shareholders agreement on October 5, 2006, as amended on October 26, 2006 and August 14, 2007.  Pursuant to the agreement, Mr. Rivel granted Del-Ta Engineering an irrevocable proxy to vote all shares beneficially owned by him at shareholders meetings on any matter relating to the election of directors, including their removal, substitution or replacement.  On May 7, 2013, the agreement terminated upon the consummation of the sale of ordinary shares from David Rivel to Viola.

Del-Ta-Kardan-Rivel Shareholders Agreement.  Del-Ta Engineering, Kardan Communications and David Rivel entered into a shareholders agreement on October 5, 2006.  Pursuant to the agreement, each shareholder was granted a right to tag along to any proposed sale of ordinary shares or other securities of RRsat by Del-Ta Engineering or Kardan Communications.  The tag along right does not apply to sales on a stock exchange and sales to specified permitted transferees.  Each shareholder has the right to tag along based on its pro rata share of RRsat’s ordinary shares at the time of the proposed sale.  The agreement had an initial term of three years that commenced in November 2006.  At the end of each year, the agreement automatically extends for an additional one year period beyond the then current three year term unless one of the parties unless notifies the other of its interest in not extending.  To RRsat’s knowledge, to date, no shareholders notified the other shareholders of their interest in not extending the agreement.  Furthermore, the agreement will terminate with respect to any shareholder on the date such shareholder’s holdings represent less than 10% of RRsat’s outstanding share capital.  Effective May 7, 2013, David Rivel’s holdings represent less than 10% of RRsat’s outstanding share capital.

Management Services Agreement.

In October 2006, we entered into a management service agreement with Del-Ta Engineering and Kardan Communications effective as of January 2007.  This agreement sets forth the management and consulting services that Del-Ta Engineering and Kardan Communications are obligated to provide us and the annual management fees payable thereunder as follows: (i) $235,000 to Del-Ta Engineering and (ii) $163,000 to Kardan Communications.  In June 2011, the management services agreement was amended to provide that the term of the agreement shall extend until June 2014 unless terminated earlier by us or, jointly, by Del-Ta Engineering and Kardan Communications.  The payments pursuant to this agreement totaled $398,000 in 2010, 2011 and 2012.

David Rivel/Datacom – Services Agreement, Consulting Agreement and Finder’s Agreement

Services Agreement.  In March 2006, we entered into a service agreement (which replaced an agreement of March 2001) with Datacom Communications L.R. Ltd., or Datacom, a company controlled by David Rivel, which was amended in September 2006 and December 2011, pursuant to which Datacom agreed to provide us with the services of David Rivel as our Chief Executive Officer.  The term of the agreement extended through June 30, 2012.

We also agreed to pay Mr. Rivel, following the termination of the agreement on June 30, 2012, $650,000 in consideration for a non-competition undertaking on his part for a period of 24 months.

Consulting Agreement and Finder's Agreement.  Pursuant to a consulting agreement we entered with Datacom in December 2011, as amended in September 2011, Datacom provides consulting services to RRsat, as requested and directed from time to time by the Chairman of the board of directors and Chief Executive Officer.  The agreement extends for a period of two years from July 1, 2012 through June 30, 2014.  In consideration for the services, we pay Datacom an annual fee of $60,000 plus VAT, payable in four equal quarterly installments per year.

Pursuant to a finder's agreement we entered with Datacom in September 2012, as amended  in January 2013, Datacom is entitled to a success fee relating to new customers entering into contracts during the term of the agreement which entitles the company to receive revenue in excess of $120,000 on an annual basis.  Datacom is not entitled in any event to any fee or other compensation relating to maintaining relationships with then current customers and/or new agreements with then current customers. The success fee will equal 5% of the actual consideration received by the company during the initial term of the relevant customer agreement.  The agreement extends for a period of two years from July 1, 2012 through June 30, 2014.

Lior Rival and Maya Rival.  We also have employment agreements with Lior Rival, our Chief Commercial Officer, who is the son of David Rivel, and with Maya Rival, our Vice-President Global Operations, who is the daughter of David Rivel.  These agreements can be terminated at will with a 90 days' prior written notice, except as required by Israeli law.

Registration Rights Agreement.

Our selling shareholders had the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities and we agreed to continue to use our best efforts to assist the selling shareholders in disposing of such shares.  The registration statement of which the prospectus forms a part, was filed pursuant to such agreement.